Correspondence

October 22, 2009

Ms. Cicely LaMothe
Accounting Branch Chief
Mail Stop 3010
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:           Raymond James Financial, Inc. (“RJF”)
Form 10-K for Year Ended September 30, 2008
Form 10-Q for Quarter Ended December 31, 2008, March 31, 2009 and June 30, 2009
File No. 001-09109

Dear Ms. LaMothe:

This letter is in response to your comment letter dated October 8, 2009.  Comments in your letter are restated herein in bold, followed by our response.

Form 10-Q for the quarter ended June 30, 2009

Financial Statements and Notes

Note 6 – Bank Loans, Net, page 24

1.
We have read and considered your response to comment one.  We note that the September 2009 Annual Shared National Credits Review discovered that credit quality deteriorated to record levels with respect to large loans and loan commitments held by U.S. bank organizations, foreign bank organizations, and nonbanks such as securitization pools, hedge funds, insurance companies, and pension funds.  Please tell us whether the findings discovered from the Shared National Credits Review had a material and/or negative impact on the company’s reserves and charges off as it relates to your shared national credits.  To the extent that there is a material impact, tell us what consideration was given in disclosing how such information would impact the company and its financial statements in a Form 8-K.

Raymond James Bank (“RJ Bank”) did in fact receive the results of the Shared National Credit (“SNC”) exam during its fiscal fourth quarter.   RJ Bank had two hundred borrowers that held balances of approximately $5.6 billion in loans and loan commitments as of March 31, 2009, which were covered in the exam. RJ Bank includes the results of SNC exams as one factor among many in the recurring procedures that it performs regularly to evaluate its loan portfolio.  Certain of the loans identified in the SNC exam as warranting additional downgrading would likely also have been identified for downgrade in RJ Bank’s own loan review procedures.  Nonetheless, we estimate that approximately $14 million was added to the allowance for loan losses for credits which were downgraded in the SNC exam.  Additionally, RJ Bank had one directed charge-off of $5.5 million and one write-down of OREO (foreclosed real estate) of $800 thousand that were based upon the SNC exam. After receiving and taking into account the results of the SNC exam, RJF projected the provision expense and charge offs for the 4th quarter of fiscal 2009 of $40 million and $25 million, respectively.  As a result of comparing those amounts to the comparable amounts for the two prior quarters, RJF did not believe that the impact of the SNC exam results had a material impact on its provision expense and charge-offs for the quarter. Therefore, RJF determined that it was not necessary to file an 8-K.  For your reference, provision expense for the second and third quarters of fiscal 2009 was $75.0 million and $29.8 million, respectively.  Charge-offs for the same two quarters were $39.8 million and $34.1 million, respectively.

*   *   *   *

On behalf of the Company, I acknowledge that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Jeffrey P. Julien
Jeffrey P. Julien
Chief Financial Officer